As filed with the Securities and Exchange Commission on May 10, 2002
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ICN PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	33-0628076 (I.R.S. Employer Identification No.)

3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

GREGORY KEEVER, ESQ.
Executive Vice President, General Counsel
and Corporate Secretary
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue, Costa Mesa, California 92626
(714) 545-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
THOMAS J. RICE, ESQ.
Coudert Brothers LLP
1114 Avenue of the Americas
New York, New York 10036-7703
(212) 626-4400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common Stock, $.01 par value per share	675,000 shares	$27.13	$18,312,750	$1,685

(1)
This registration statement covers the resale by the Selling Security Holders of up to 675,000 shares of the ICN common stock acquired by the Selling Security Holders in connection with the purchase by the registrant of substantially all of the assets of CoolTouch Corporation, a California corporation wholly-owned by the Selling Security Holders, as described further in the “Selling Security Holders” section of the Prospectus included within this Registration Statement. The actual number of ICN shares sold by the Selling Security Holders pursuant to this registration statement may be less than 675,000 based upon (i) any post-closing adjustment to the value of the assets acquired by ICN calculated prior to the effective date of this registration statement and/or (ii) any increase above $30.50 in the average closing price of a single share of ICN common stock determined over the twenty trading days ending on the date that is two business days before the effective date of this registration statement.

(2)
Pursuant to Rule 416(a) of the Securities Act of 1933, this Registration Statement also registers such indeterminate number of additional shares as may become issuable in connection with share splits, share dividends or similar transactions.

(3)
Pursuant to Rule 457(c) of the Securities Act, the registration fee for such securities has been calculated based upon the average of the high and low prices for the Company’s Common Stock as reported on the New York Stock Exchange on May 6, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated May 10, 2002

ICN Pharmaceuticals, Inc.

675,000 Shares of Common Stock

This prospectus relates to the registration for resale of 675,000 shares of common stock, $.01 par value per share (“ICN common stock”) of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN” or the “Company”).

Our filing of the registration statement of which this prospectus is a part is intended to satisfy our obligations to the selling security holders identified in this prospectus (the “Selling Security Holders”) to register for resale shares issued to them in connection with the acquisition by us of substantially all of the assets (the “Acquisition”) of CoolTouch Corporation, a California corporation (“CoolTouch”).

Pursuant to this prospectus, the Selling Security Holders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the “Plan of Distribution” section of this prospectus, beginning on page 22 of this Prospectus. The Selling Security Holders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

We will pay all registration expenses including, without limitation, all Securities and Exchange Commission and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the Selling Security Holders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the Selling Security Holders.

Each Selling Security Holder may be deemed to be an “Underwriter” as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “ICN”. On May 9, 2002 the last reported sale price of our common stock on the NYSE was $26.69 per share.

Investing in our common stock involves risk. Please carefully consider the “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

“ICN” and the ICN logo are registered trademarks of ICN Pharmaceuticals, Inc. This prospectus also includes trademarks owned by other parties. All other trademarks mentioned are property of their respective owners.

Our principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California, and our telephone number is (714) 545-0100.

The date of this prospectus is May     , 2002

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

FORWARD LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents we incorporate by reference contain forward-looking statements regarding, among other matters:

•	growth opportunities;

•	acquisition strategy;

•	reorganization plans; and

•	regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of our products and other factors affecting our financial condition or results of operations.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements, expressed or implied in such forward-looking statements. Such factors also include, without limitation:

•
our dependence on foreign operations (which are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange control, limitations on foreign participation in local enterprises, health care regulations and other restrictive governmental conditions);

•	the risk of operations in Eastern Europe, Latin America, as well as Russia and other countries in light of the unstable economic, political and regulatory conditions in such regions;

•	the risk of potential claims against certain of our research compounds;

•	our ability to successfully develop and commercialize future products;

•	the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products we may develop or acquire;

•	our ability to continue our expansion plan and to integrate successfully any acquired companies;

•	the results of lawsuits or the outcome of investigations pending against us;

•	our potential product liability exposure and lack of any insurance coverage thereof; and

•
government regulation of the pharmaceutical, biotechnology, and medical device industries (including review and approval for new products by the U.S. Food and Drug Administration (the “FDA”) in the United States and comparable agencies in other countries) and competition.

You should read carefully the section of this prospectus under the heading “Risk Factors” below. We assume no responsibility for updating forward-looking statements contained in this prospectus.

RECENT DEVELOPMENTS

In April 2002, we completed an underwritten public offering (the “Ribapharm Offering”) of 29,900,000 shares of common stock, par value $.01 per share, of Ribapharm Inc. (“Ribapharm”). In connection with the offering, we received net cash proceeds of $278.1 million and recorded a gain on the sale of Ribapharm’s stock, net of offering costs in the second quarter of 2002. We will utilize our capital loss carryforwards and a portion of our net operating loss carryforwards to partially offset the gain. As of December 31, 2001, we had $72.7 million of capital loss carryforwards and $106.8 million of net operating loss carryforwards. As a result of the Ribapharm Offering, we own 80.07% of the outstanding common stock of Ribapharm.

On April 17, 2002, we used the proceeds of the Ribapharm Offering to complete our tender offer and consent solicitation for all of our outstanding 8 3/4% Series B Senior Notes due 2008. The redemption of these notes resulted in an extraordinary loss on extinguishment of debt of approximately $30 million, net of an income tax benefit of approximately $17 million.

In April 2002, we repurchased an aggregate 1,000,000 shares of our common stock for approximately $28,000,000 under our stock repurchase plan.

On May 2, 2002 we announced unaudited financial results for the quarter ended March 31, 2002:

•
Revenues for the quarter ended March 31, 2002 increased 23% to $246 million as compared to $199 million for the quarter ended March 31, 2001. Royalty revenues for the quarter ended March 31, 2002 increased 107% to $57 million, as compared to $28 million for the quarter ended March 31, 2001.

•
Net income, before a cumulative effect of change in accounting principle of $4 million, for the quarter ended March 31, 2002, was $30 million, as compared to $21 million for the quarter ended March 31, 2001, an increase of 43%. Earnings per diluted share, before a cumulative effect of change in accounting principle, for the quarter ended March 31, 2002, was $0.36, as compared to $0.26 for the quarter ended March 31, 2001.

RISK FACTORS

In addition to the other information contained in this prospectus, prospective investors should carefully consider the factors described below in evaluating us and our business before purchasing any of the shares of our common stock offered hereby. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. See “Forward Looking Statements.”

Risks Relating to the Ribapharm Offering and the Spin-Off

We presently intend to divide ourself into three publicly traded companies: Ribapharm, comprised of our royalty stream from ribavirin and our U.S. research and development operations, ICN International AG, comprised of our operations in Western Europe, Eastern Europe and Asia, Africa and Australia (“ICN International”), and ICN Americas, comprised of our operations in North America and Latin America and the biomedicals business (“ICN Americas”) (the “Restructuring Plan”). In addition, ICN Americas will hold the remaining interests in Ribapharm and ICN International until such time as these interests are disposed of. The Restructuring Plan contemplates, among other things, the Ribapharm Offering, which was completed on April 17, 2002. We are committed to distributing to our stockholders our remaining interest in Ribapharm within six months, subject to the satisfaction of certain conditions (the “Spin-Off”).

Following the Ribapharm offering, we will no longer receive royalty payments from the Schering-Plough License Agreement and will have significantly less funds with which to operate our business.

As a result of the Ribapharm Offering, we will no longer earn the royalties from the Exclusive License and Supply Agreement between us and Schering-Plough Ltd. (“Schering-Plough”), dated July 28, 1995, as amended (the “Schering-Plough License Agreement”) and we do not have direct access to the cash generated from the royalties since the Schering-Plough License Agreement was contributed to Ribapharm. We received royalties from Schering-Plough of approximately $155 million in 2000 and approximately $137 million in 2001. We will retain the royalty payment relating to sales of ribavirin in the first quarter of 2002, which will be paid in May 2002. The royalty payment for sales of ribavirin in the second quarter of 2002, which is payable in August 2002, will be divided between us and Ribapharm on a pro-rata basis based on a Ribapharm Offering effective date of April 17, 2002. There can be no assurances that we will receive any cash from Ribapharm in the form of dividends, advances or otherwise. Ribapharm has indicated that it does not anticipate paying dividends for the foreseeable future. The loss of cash from the royalties and the absence of cash from Ribapharm could have a negative impact on our financial position.

If we spin-off our remaining interest in Ribapharm, we will not receive any consideration for the shares.

In the event of the Spin-Off, we will receive no consideration for our remaining interest in Ribapharm. If the Spin-Off is completed, we will no longer have any direct or indirect interest in the royalties from the Schering-Plough License Agreement or in the business or other assets of Ribapharm.

The value of our investment in Ribapharm is uncertain.

We will maintain a significant equity interest in Ribapharm until the Spin-Off is completed. Although we are committed to distributing our remaining interest in Ribapharm to our stockholders on a tax-free basis within six months, subject to satisfaction of certain conditions, our commitment does not constitute a binding legal obligation to do so. If the Spin-Off is not completed, we will continue to maintain a significant equity interest in Ribapharm, unless we dispose of our interest in another manner. The value of our investment in Ribapharm will be dependent, in part, upon Ribapharm’s ability to develop or obtain and commercialize new products and new formulations of or indications for current products and on the amount of royalties received from Schering-Plough.

There can be no assurance that Ribapharm will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. To date, ribavirin is Ribapharm’s only product that has received regulatory approval for commercial sale. It may be desirable that Ribapharm enter into other licensing arrangements, similar to the arrangements with Schering-Plough regarding ribavirin and F. Hoffmann-La Roche regarding Ribapharm’s product candidate Levovirin, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that Ribapharm will be successful in entering into such licensing arrangements on terms favorable to Ribapharm or at all. Ribapharm has granted Schering-Plough an option or right of first/last refusal to license various compounds it may develop.

Ribapharm depends on the protection afforded by its patents and patents of Schering-Plough relating to ribavirin for market exclusivity. Ribapharm has three US patents relating to ribavirin for use as part of a combination therapy for the treatment of hepatitis C. In addition, Schering-Plough has at least three US patents relating to ribavirin for use as part of a combination therapy for the treatment of hepatitis C.

Three generic pharmaceutical companies, Geneva Pharmaceuticals Technology Corporation, Three Rivers Pharmaceuticals, LLC and Teva Pharmaceuticals USA, Inc., have filed abbreviated new drug applications to market generic forms of ribavirin for use as part of a combination therapy for the treatment of hepatitis C. We have sued two of these pharmaceutical companies, and the parent of one of these companies, to prevent these two companies from marketing a generic form of ribavirin. Schering-Plough has sued all three of these companies to prevent them from marketing a generic form of ribavirin. The Federal Food, Drug and Cosmetic Act, as amended by the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, generally prohibits the FDA from giving final marketing approval to these abbreviated new drug applications for 30 months after the applicants notified us of their intent to seek approval from the FDA. However, the FDA could grant marketing approval prior to expiration of this 30-month stay if a court rules that Ribapharm’s patents are invalid or unenforceable or that a generic manufacturer of ribavirin would not infringe Ribapharm’s patents, or if a court determines that a party has unreasonably delayed the progress of the patent litigation. There is also a risk that other pharmaceutical companies will file abbreviated new drug applications without notifying us. The FDA may approve these applications without giving us a chance to bring litigation.

We understand that F. Hoffmann-La Roche has developed its own version of ribavirin, which it calls Copegus, for use in combination therapy with F. Hoffmann-La Roche’s version of pegylated interferon, called Pegasys, for the treatment of hepatitis C. Schering-Plough has advised us that it has licensed its patents relating to ribavirin as part of a combination therapy for the treatment of hepatitis C to F. Hoffmann-La Roche in connection with the settlement between Schering-Plough and F. Hoffmann-La Roche of litigation between them relating to pegylated interferon. In addition, F. Hoffmann-La Roche has filed a notice of opposition with the European Patent Office seeking to invalidate Ribapharm’s issued European patents relating to ribavirin. It is also possible that F. Hoffmann-La Roche will challenge Ribapharm’s US patents. We believe that F. Hoffmann-La Roche may have filed a new drug application in the United States and the European Union seeking approval for Copegus for use as part of a combination therapy with Pegasys for the treatment of hepatitis C. Since new drug applications are not publicly available, we are unable to confirm whether F. Hoffmann-La Roche made a new drug application filing for Copegus or when this filing might have been made. Unlike an abbreviated new drug application filing under the Hatch-Waxman Act, the FDA could approve this new drug application at any time.

If any other pharmaceutical company is able to obtain regulatory approval of a competing version of ribavirin for use as part of a combination therapy for the treatment of hepatitis C, without obtaining a license from Ribapharm, Ribapharm’s royalties from sales of ribavirin by Schering-Plough may decrease significantly.

In January 2002, due to demand in excess of its manufacturing capacity, Schering-Plough announced that it had started a waiting list for new patients to begin treatment with ribavirin in combination with Schering-Plough’s pegylated interferon alfa-2b. The waiting list resulted from Schering-Plough’s inability to manufacture sufficient quantities of the pegylated interferon alfa-2b component of the combination therapy. Schering-Plough announced that new patients would have to wait for a period of ten to twelve weeks to begin treatment with the combination therapy. This waiting list may have an adverse effect on sales of ribavirin.

Royalties received from the sale of ribavirin by Schering–Plough could also decline in the future for a variety of other reasons. During the term of the Schering-Plough License Agreement, Schering-Plough has sole discretion to determine the pricing of ribavirin and the amount and timing of resources devoted to the marketing of ribavirin. In addition, Schering-Plough has informed us that it believes royalties paid under the Schering-Plough License Agreement should not include royalties on products distributed as part of an indigent patient marketing program. Schering-Plough claims that because it receives no revenue from products given to indigent patients, it is not required to pay royalties on these products under the Schering-Plough License Agreement. We do not agree with Schering-Plough’s interpretation of the agreement. In August 2001, Schering-Plough withheld approximately $11.6 million from its royalty payment relating to the second quarter of 2001. The amount withheld was purportedly intended by Schering-Plough to be a retroactive adjustment of royalties previously paid to us through the third quarter of 2000 on products distributed as part of this indigent patient marketing program. Since the beginning of the fourth quarter of 2000, Schering-Plough has been withholding on a current basis all royalty payments purportedly related to this indigent patient marketing program. We recognized the approximately $11.6 million of withheld royalty payments for the retroactive adjustment and approximately $3 million of royalty payments withheld for the fourth quarter of 2000 and the first quarter of 2001 as income. Since the second quarter of 2001, we no longer recognize any of these withheld royalty payments as income because we can no longer determine the amounts due to a lack of information from Schering-Plough. We have given Schering-Plough written notice of our intention to arbitrate this royalty payment dispute to collect these royalties and prevent Schering-Plough from withholding royalty payments on sales under the indigent patient marketing program in the future. The parties expect to select an arbitrator and set an arbitration schedule during May 2002. If we do not succeed in this alternative dispute resolution process, Ribapharm may have to write off all or a portion of this receivable. If we do succeed, Ribapharm will be entitled to receive the royalty payments on these indigent sales withheld by Schering-Plough.

Ribapharm may be dependent on the protection afforded by its patents for its products and no assurance can be given as to the breadth or degree of protection which these patents will afford Ribapharm.

Convertible Notes converted into Ribapharm stock subsequent to the Spin-Off could create a significant tax liability for us.

Subsequent to the Spin-Off, the debt discharged upon conversion of our 6½% convertible subordinated notes due 2008 (the “Convertible Notes”) into Ribapharm common stock may be taxable income to us. Depending upon the amount of Convertible Notes that are converted after the Spin-Off, we could be required to pay as much as approximately $200 million in U.S. federal income taxes. We intend to offset any tax liability first with existing cash and second through new financing of debt or equity. There can be no assurance that sufficient funds to pay any of these taxes will be available.

We could be liable to Ribapharm if we fail to make payments on the Convertible Notes.

As a result of the Ribapharm Offering, Ribapharm is jointly and severally liable with us for the obligations under the Convertible Notes. Under the terms of an Interdebtor Agreement between us and Ribapharm, dated April 8, 2002, we agreed to make all interest and principal payments on the Convertible Notes and to make any payments due upon a change of control of us or Ribapharm. Ribapharm is responsible for these payments, however, to the extent we do not make these payments. In that event, Ribapharm would have a claim against us for any payments we do not make. Additionally, the Interdebtor Agreement can only be amended in a manner adverse to Ribapharm with the approval of holders of a majority of the outstanding Ribapharm common stock, excluding the Ribapharm common stock held by us.

Our commitment to distribute our remaining interest in Ribapharm in a tax-free spin–off is subject to conditions and may not occur.

We are committed to distributing our interest in Ribapharm to our stockholders on a tax-free basis within six months. The distribution is subject to obtaining a ruling from the Internal Revenue Service that the distribution will qualify as a tax-free spin-off under US tax laws or a favorable opinion from our counsel regarding the federal income tax consequences of the distribution, and compliance with all other applicable laws, including regulations of the Securities and Exchange Commission (the “SEC”), Delaware General Corporation Law provisions regarding the payment of dividends and compliance with applicable fraudulent conveyance laws. In addition, while we have been advised by counsel that stockholder approval is not legally required, we may also seek the approval of the Spin-Off by our stockholders. We filed a ruling request with the Internal Revenue Service in March 2002. Typically, it takes four to six months from the date of submission of a ruling request for the Internal Revenue Service to make a determination. We cannot assure you that it will not take longer for the Internal Revenue Service to rule on our request or that the Internal Revenue Service will issue a favorable ruling. Nor can we assure you that we will be able to obtain a favorable opinion from our counsel or that the Internal Revenue Service or a court will agree with the conclusions reached in that opinion. Furthermore, our commitment to effect the distribution does not constitute a binding legal obligation to do so.

Under one of the legal requirements for a tax-free spin-off, we would need to own at least 80% of the voting power of Ribapharm’s outstanding capital stock. We presently own approximately 80.07% of the voting power of Ribapharm outstanding capital stock. However, our interest in the voting power of Ribapharm’s outstanding capital stock could decrease below 80% through any combination of sales by us of Ribapharm’s common stock and issuances by Ribapharm of its common stock for acquisitions, under employee benefit plans or otherwise. Ribapharm has agreed with us that, until the earlier of completion of the Spin-Off and September 30, 2003, Ribapharm will not, without our prior written consent, issue any shares of capital stock if, after giving effect to those issuances, we would cease to own at least 80% of the total combined voting power of Ribapharm’s outstanding capital stock. Ribapharm has also agreed with us, for the same time period, not to take any action which could cause the Spin-Off to fail to qualify as a tax-free spin-off. If the Spin-Off does not occur before these limitations expire on September 30, 2003, we may not be able to effect the Spin-Off on a tax-free basis. If the Spin-Off does not occur, the marketplace may view the failure to complete the Spin-Off negatively and the market price of our common stock may be adversely affected.

Risk Factors Related to Us, including Ribapharm

Our substantial and future indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult for us to make payments on the Convertible Notes.

As of December 31, 2001, we had approximately $740,674,000 of consolidated indebtedness (including the 8¾% Series B Senior Notes due 2008 and the Convertible Notes). On April 17, 2002, in connection with the Ribapharm Offering, we completed our tender offer and consent solicitation for $194,611,000 principal amount of our 8¾% Series B Senior Notes due 2008, representing 100% of the outstanding principal amount of these Notes. We anticipate that approximately $35 million of cash flow from operations will be required to discharge our annual obligations on our indebtedness.

We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	adversely affecting our ability to carry out our business strategy;

•	increasing the impact on our business of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	affecting our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. These and other factors may affect our ability to make principal and interest payments on our indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;
•	sell selected assets; or
•	reduce or delay planned capital expenditures or other expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.

Our ability to comply with the covenants contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under such debt instruments, which would permit the holders of such debt instruments to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest.

We generate significant revenue from operations in emerging markets in which political and economic instability and foreign currency risk present numerous risks for our business.

Approximately 62% of our revenues for 2001 were generated from operations outside the United States, or approximately 74% if the revenues of Ribapharm are excluded. We operate both directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Russia and through distributors elsewhere in the world.

A large portion of our foreign operations are conducted in emerging markets. The risks of operating in emerging markets include the nationalization or expropriation of assets or businesses, price and exchange controls, exchange rate risks (including devaluation of currency), high rates of inflation, limitations on participation in local enterprises, political and economic instability, changes in regulations, restrictive governmental actions, lack of enforcement of legal rights, corruption and inefficient and restrictive banking systems.

We have received letters from some authorities of Russian regions inquiring as to whether we have complied with all of the commitments that we made when we acquired businesses in Russia. While we believe we have complied with these commitments in all material respects, we cannot predict what actions these authorities might take if they conclude otherwise. In addition, in 1998 our operations in Yugoslavia were seized by an agency of the Yugoslavian government. See “— We are involved in various legal proceedings that could adversely affect us.”

We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell products in these countries in local currencies. Fluctuations in the value of foreign currencies may cause U.S. dollar denominated sales to decrease without relation to the actual sales or profits of our international operations. Acquisitions we currently are evaluating or pursuing may increase our foreign currency risk and the other risks identified above. We currently do not have a hedging program to protect against foreign currency exposure and, in some of the countries in which we operate, no effective hedging program is available.

Furthermore, the success of our operations in Russia and central Europe depends on our ability to attract and retain qualified management in these countries who are familiar not only with our business and industry but also with the commercial practices and economic and political environments in these countries.

Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough.

In November 2000, we and Ribapharm entered into an agreement that provides Schering-Plough with an option or right of first/last refusal to license various compounds we or Ribapharm may develop. This agreement was entered into as part of a resolution of claims asserted by Schering-Plough against us regarding our alleged improper hiring of several former Schering-Plough research and development personnel and claims that the Schering-Plough License Agreement precluded us from conducting hepatitis C research. We believe we are in compliance with our obligations under this agreement. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreements we ultimately enter into for these rights may be impacted by this agreement. Furthermore, a commercialization partner other than Schering-Plough might have otherwise been preferable due to that potential partner’s strength in a given disease area or geographic region or for other reasons.

In June 2001, Ribapharm licensed the product candidate Levovirin to F. Hoffmann-La Roche. Although we believe we have complied with our obligations under the right of first/last refusal, and Schering-Plough has not alleged otherwise, Schering-Plough may allege in the future that we did not comply with these obligations as to Levovirin.

We may exhaust our tax loss carryforwards this year and accordingly we will not have the ability to offset gains in future periods against prior losses.

We received net cash proceeds of $278.1 million from the Ribapharm Offering and recorded a gain on the sale of Ribapharm’s stock, net of offering costs in the second quarter of 2002. We will utilize our capital loss carryforwards and a portion of our net operating loss carryforwards to partially offset the gain. As of December 31, 2001, we had $72.7 million of capital loss carryforwards and $106.8 million of net operating loss carryforwards. We anticipate that after utilizing our capital loss carryforwards and net operating loss carryforwards to offset the gain from the Ribapharm Offering and other gains for income tax purposes we may exhaust all such loss carryforwards during the year 2002. The exhaustion of such loss carryforwards could result in higher federal income tax liability in future periods.

If our intellectual property rights expire or are not broad enough, third parties may be able to sell generic forms of our products.

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products and product candidates throughout the world. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. We seek patents to protect our intellectual property and to enhance our competitive position. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. However, our presently pending or future patent applications may not issue as patents. Any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, our patents may not be sufficiently broad to prevent third parties from producing competing products.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property actions is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings may put our patents at risk of being invalidated or interpreted narrowly and may put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

Ribapharm has limited patent rights in selected countries of the European Union, Switzerland and Japan relating to the antiviral use of ribavirin. These patents are currently scheduled to expire by 2005, although Ribapharm is seeking to extend these patents until 2010. Ribapharm may not be able to have these patents extended.

We previously licensed six chemical compounds to Dr. Devron Averett, one of our former research directors. We did not contribute any of these six compounds to Ribapharm. We will retain the rights to any royalties that may become payable under this license with respect to these six chemical compounds. Dr. Averett and his employer and sublicensee, Anadys Pharmaceuticals, Inc. have, from time to time, asserted that the license may cover additional compounds that we have contributed to Ribapharm, including Levovirin and Viramidine. Dr. Averett and Anadys have not taken legal action to enforce these alleged rights. We have advised Ribapharm that we believe that these assertions are without merit. If Dr. Averett and Anadys were to have rights to Levovirin and/or Viramidine, this may materially adversely affect Ribapharm’s ability to commercialize Viramidine and may materially adversely affect Ribapharm’s license agreement related to Levovirin with F. Hoffmann-La Roche. In addition, to the extent Dr. Averett and Anadys have rights to other compounds in Ribapharm’s library, Ribapharm could be precluded from commercializing these other compounds.

Some of the compounds in Ribapharm’s compound library may have been patented previously or otherwise disclosed to the public. This would prevent Ribapharm from obtaining patent protection for the compounds themselves. In these cases, Ribapharm intends to seek patent protection for its intended uses of these compounds or for derivatives of these compounds.

Ribapharm has licensed rights in IL-12 from F. Hoffmann-La Roche, including the non-exclusive rights to IL-12 that F. Hoffmann-La Roche had previously licensed from Genetics Institute. Ribapharm may also need to pursue a license agreement from Genetics Institute. If Ribapharm is required to obtain license rights from Genetics Institute, it cannot assure you that it will be able to do so on terms acceptable to it. Any of these events could have a negative impact in the value of our investment in Ribapharm.

We cannot predict with certainty the impact our acquisition and investment plans will have.

We intend to continue our strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. We from time to time evaluate and enter into negotiations with respect to potential acquisitions and investments. There can be no assurance that we will successfully complete or finance any future acquisition or investment. Should we complete any material acquisition, our success or failure in integrating the operations of the acquired company may have a material impact on our future growth or success. In addition, to the extent that we are unable to locate suitable acquisition opportunities, future revenues will depend upon our existing business.

If we experience a change of control, it would accelerate repayment obligations under our existing indebtedness and obligate us to make payments under some compensation arrangements and under more limited circumstances, the Convertible Notes.

At our annual meeting of stockholders on May 30, 2001, three persons nominated by a group of dissident stockholders calling themselves the ICN Committee to Maximize Shareholder Value were elected to our board of directors. Nine other of our directors remain in office. The terms of office for six of these directors expire at the 2002 annual meeting and the terms of office for three of these directors expire at the 2003 annual meeting. Under our bylaws and an agreement between ICN and SSP-Special Situations Partners Inc., a member of the ICN Committee to Maximize Shareholder Value, only three directors will be elected at the 2002 annual meeting, so that after the 2002 annual meeting, our board will be comprised of nine directors. Franklin Mutual Advisors, LLC and Iridian Asset Management LLC filed a definitive proxy statement with the SEC on April 18, 2002 for our 2002 annual meeting. The definitive proxy statement states that Franklin and Iridian seek to elect three nominees as directors at this meeting. According to the definitive proxy statement, Franklin and Iridian together beneficially own approximately 10.22% of our common stock. If the nominees of this dissident group are elected at our 2002 annual meeting, our board of directors may not be able to continue to operate our business as we currently contemplate or proceed with the Spin-Off. In addition, if this dissident slate of directors is successful in being elected to our board of directors prior to the completion of the Spin-Off, a change in control would occur under employment agreements with our executive officers, but not under the Convertible Notes.

If we experience a change of control under employment agreements with our Chairman and several key senior executive officers, we would be obligated to pay amounts totaling approximately $29 million, based upon present compensation. In addition, the vesting of options granted to all of our employees and directors would be accelerated. The value of the accelerated options would depend upon the market price of shares of our common stock at that time.

In addition, if we experience a change of control, as defined in the indenture governing the Convertible Notes, we are required to make an offer to purchase all of these notes. As between Ribapharm and us, we have agreed to pay for each note tendered in the offer an amount equal to 100% of the principal amount plus accrued interest. However, Ribapharm will be responsible for this amount to the extent we do not make the payment. In that event, Ribapharm would have a claim against us for any payments we do not make. The election of the slate of directors nominated by Franklin Mutual Advisors, LLC and Iridian Asset Management LLC will not in and of itself result in a change of control of us under the Convertible Notes.

In a press release dated October 20, 2000, we said that we are committed to considering strategic transactions, including a sale of all or part of us. Under current law, one or more transactions involving the acquisition of a total of 50% or more of the value or voting power of our stock that generally occur prior to, or during the two years after, a Spin-Off of our interest in Ribapharm could cause the Spin-Off to become taxable to us. This may cause us to delay the Spin-Off or not pursue it at all.

If Ribapharm experiences a change of control, as defined in the indenture governing the Convertible Notes, Ribapharm is required to make an offer to purchase all of these notes. As between Ribapharm and us, we have agreed to pay for each note tendered in the offer an amount equal to 100% of the principal amount plus accrued interest. However, Ribapharm will be responsible for this amount to the extent we do not make the payment. In that event, Ribapharm would have a claim against us for any payments we did not make.

There can be no assurance that we will have sufficient funds available for any required repurchases under the Convertible Notes or other indebtedness if we or, in the case of the Convertible Notes, Ribapharm, experiences a change in control.

We are involved in various legal proceedings that could adversely affect us.

On August 11, 1999, the SEC filed a complaint in the United States District Court for the Central District of California against us, Milan Panic, our Chairman and Chief Executive Officer, Nils O. Johannesson, our former Executive Vice President and David C. Watt, our Executive Vice President, Biomedicals and formerly our Executive Vice President, General Counsel and Corporate Secretary. The SEC complaint alleges that we and the individual named defendants made material misstatements and/or omissions and engaged in acts which operated as a fraud and deceit upon other persons in violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). The civil lawsuit concerns public disclosures made by us with respect to the status and disposition of our 1994 new drug application for ribavirin as a monotherapy treatment for chronic hepatitis C. The FDA did not approve this new drug application. The SEC complaint seeks injunctive relief, unspecified civil penalties, and an order barring Mr. Panic from acting as an officer or director of any publicly-traded company. A pre-trial schedule has been set which requires the end of discovery by August 1, 2002, and the commencement of trial on May 6, 2003. We and the SEC appeared before a settlement judge, for the purpose of settlement negotiations. Pending completion of these negotiations, the courts have stayed discovery for 90 days. There can be no assurance that the SEC litigation will be settled by mutual agreement or what the amount of any settlement may ultimately be.

On December 17, 2001, we pleaded guilty in the United States District Court for the Central District of California to a single felony count for securities fraud for omitting to disclose until February 17, 1995, the existence and content of a letter received from the FDA in late December 1994 regarding the not approvable status of our 1994 new drug application for ribavirin as a monotherapy treatment for chronic hepatitis C. This guilty plea was entered pursuant to a plea agreement with the office of the U.S. Attorney in Los Angeles to settle a six-year investigation. We paid a fine of $5.6 million and became subject to a three-year term of probation. The plea agreement provides that the U.S. Attorney will not further prosecute us and will not bring any further criminal charges against us or any individuals, except one of our non-officer employees, relating to any matters that have been the subject of the investigation and will close its investigation of these matters.

The conditions of the probation require us to create a compliance program to ensure no future violations of the federal securities laws and to pre-clear with the FDA all of our public communication concerning any matter subject to FDA regulation. The terms of the compliance program include our retention of an expert to review our procedures for public communications regarding matters subject to FDA regulation and the development of written procedures for these communications. The compliance program also requires preparation of an annual report by the expert on our compliance with the written procedures and annual certification by our management that we are complying with the expert’s recommendations.

In connection with the U.S. Attorney investigation and SEC litigation, we recorded a reserve in the fourth quarter of 2000 of approximately $9.3 million to cover the potential combined settlement liability and all other related costs. The $5.6 million fine paid by us in December 2001 is included in that reserve.

In connection with the Restructuring Plan, we contributed to Ribapharm our rights related to Tiazole and Adenazole. These are two of the compounds in Ribapharm’s product development pipeline. However, as described below, we are involved in litigation with the Republic of Serbia, the Federal Republic of Yugoslavia and the State Health Fund of the Republic of Serbia that could impact these rights. On or about February 9, 1999, we commenced an action in the United States District Court for the District of Columbia against the Republic of Serbia, the State Health Fund of Serbia, and the Federal Republic of Yugoslavia seeking damages in the amount of at least $500 million and declaratory relief arising out of the unlawful taking of our majority ownership interest in ICN Yugoslavia. On or about March 9, 1999, the State Health Fund of Serbia commenced an arbitration against us by filing a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration in Paris, seeking unspecified injunctive relief and unquantified damages based upon alleged breaches by us of the agreement pursuant to which we acquired our majority ownership interest in ICN Yugoslavia.

On April 27, 1999, we filed our answer and counterclaims against the State Health Fund of Serbia. At the same time, we also filed a Request for Arbitration with the ICC International Court of Arbitration against the Republic of Serbia and the Federal Republic of Yugoslavia. This request seeks declaratory relief and damages arising out of the unlawful taking of our majority ownership interest in

ICN Yugoslavia and the State Health Fund of Serbia’s failure to pay for goods sold and delivered. Thereafter, the action in the United States District Court for the District of Columbia was dismissed without prejudice pending the outcome of the ICC arbitration proceedings. On February 23, 2001, the arbitration panel issued decisions that the State Health Fund of Serbia is a proper party to the ICC arbitration, that the issue of jurisdiction over the Republic of Serbia in the ICC arbitration will be joined to the merits of the case, and that there is no jurisdiction over the Federal Republic of Yugoslavia in the ICC arbitration. We intend to prosecute vigorously our claims against the Federal Republic of Yugoslavia, the Republic of Serbia, and the State Health Fund of Serbia, and to defend against the State Health Fund of Serbia’s claims against us. We believe the State Health Fund of Serbia’s claims to be meritless and filed solely as a response to the action we filed earlier in the District Court. An evidentiary hearing before the arbitration panel is scheduled for July 2002.

It is our position in the ICC arbitrations that we validly transferred the rights to Tiazole and Adenazole, as well as other intangible assets, to ICN Yugoslavia and we are entitled to a declaration that we continue to own 75% of the equity of ICN Yugoslavia and have the right to manage and control the company as the majority owner. Alternatively, we are pursuing a claim for damages equal to the decline in the value of our ownership interest in ICN Yugoslavia.

Our dependence on key personnel leaves us vulnerable to a negative impact if they leave.

We believe that our continued success will depend to a significant extent upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us. As described under “—We are involved in various legal proceedings that could adversely affect us,” we and Milan Panic, our chairman, are defendants in a pending civil lawsuit by the SEC that seeks to bar Mr. Panic from acting as an officer or director of any publicly traded company. We cannot predict what effect, if any, the SEC lawsuit may have on Mr. Panic’s ability to continue to devote services on a full time basis to us. Also, Mr. Panic, who served as Prime Minister of Yugoslavia from July 1992 to March 1993, remains active in Yugoslavian politics and may again be asked to serve in public office in Yugoslavia in the future. There is a risk that in the future Mr. Panic’s political activities may result in a change in government policy that would be detrimental to our future business activities, if any, in Yugoslavia.

As discussed above in “—If we experience a change of control, it would accelerate repayment obligations under our existing indebtedness and obligate us to make payments under some compensation arrangements and under more limited circumstances, the Convertible Notes,” a dissident group of stockholders has proposed three contested nominees for election to our board of directors at our 2002 annual meeting. We cannot predict what effect, if any, the election of any of these directors or a change in control would have on key members of our management.

Our restructuring, if it occurs, may have unintended consequences that may adversely affect our profitability.

We cannot anticipate the effect that the Restructuring Plan will have on our company. The restructuring may require the creation of new management systems, the relocation of employees, the incurrence of additional expenses and other actions that may adversely affect our business. It may also negatively impact some synergies and economies of scale that currently benefit our business. The restructuring may also put additional strain on our management’s time and attention. Since we are dividing our company into three separate companies, we may not have sufficient management depth to manage all three of these businesses separately. Therefore, we may need to attract additional management from outside the company. Our inability to do so may adversely affect one or more of the separate companies. We cannot anticipate all the consequences of the restructuring and some of the consequences may adversely affect our profitability and our ability to satisfy our obligations under the Convertible Notes.

As a result of our restructuring, we may change our dividend policy.

As a result of the Ribapharm Offering, we will no longer earn the royalties from the Schering-Plough License Agreement and we do not have direct access to the cash generated from the royalties since the Schering-Plough License Agreement was contributed to Ribapharm. There can be no assurances that we will receive any cash from Ribapharm in the form of dividends, advances or otherwise. Ribapharm has indicated that it does not anticipate paying dividends for the foreseeable future. After the Spin-Off, our revenue will decrease significantly from current levels. Although we have paid dividends in the past, our board of directors has made no decision whether to continue to pay dividends in the future and, if any dividends are paid, the amount of such dividends.

We are subject to uncertainty related to health care reform measures and reimbursement policies.

The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the costs of drugs and treatments related to those drugs will have an effect on the successful commercialization of our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only to limited levels, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of any future drugs. In addition, as a result of the trend towards managed health care in the United States, as well as legislative proposals to reduce government insurance programs, third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products. Third-party payors may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

Also, we are subject to price control restrictions on our pharmaceutical products in the majority of countries in which we operate. To date, we have been affected by pricing adjustments in Spain and by the lag in allowed price increases in Russia and Mexico, which have impacted sales in United States dollars and reduced gross profit. Our future sales and gross profit could be materially affected if we are unable to obtain price increases commensurate with the levels of inflation.

Because our efforts to discover, develop and commercialize new product candidates from our nucleoside analog library are in a very early stage, these efforts are subject to high risk of failure.

A key component of our strategy until the Spin-Off is completed is to discover, develop, acquire and commercialize new product candidates using the chemical compound library which was contributed to Ribapharm. The process of successfully commercializing product candidates is very time consuming, expensive and unpredictable. We have been directing significant efforts over the last several years toward the expansion of our scientific staff and research capabilities in order to pursue this strategy.

We may not identify any additional compounds from the library that we believe have sufficient commercial promise to warrant further development. Furthermore, compounds selected from the library for development may not be patentable. Also, our development work may not identify patentable uses.

Clinical trials may not demonstrate that our products are safe or effective. Even if we successfully complete clinical trials, we may not be able to obtain the required regulatory approvals to commercialize any product candidate. For example, prior to its approval as part of the combination therapy to treat hepatitis C patients, the FDA denied our request for regulatory approval to market ribavirin as a monotherapy to treat hepatitis C. If we gain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective.

If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from our products. We carry a product liability insurance policy with respect to our medical device business, but otherwise, generally self-insure against potential product liability exposure with respect to our marketed products. While to date no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against us, a substantial claim, if successful, could have a negative impact on us.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We do not currently have insurance against product liability risks. Insurance is expensive and, if we seek insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims.

We and each of our subsidiaries maintains insurance covering normal business operations, including fire, property and casualty protection. Additionally, we carry a blanket insurance policy that provides protection against loss not covered by local insurance policies. We do not carry insurance that covers political risk, nationalization, or losses resulting from anti-government violence.

In addition, our activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Any insurance we maintain may not be adequate to cover our losses.

Obtaining necessary government approvals is time consuming and not assured.

All drugs, devices, and biological products, including products that we are developing or currently marketing, are subject to extensive and rigorous regulation by the United States government, principally the FDA, and by state and local governments. If these products are marketed abroad, they are also subject to export requirements and to regulation by foreign governments. The FDA premarket approval and clearance processes are lengthy, expensive, and uncertain. Failure to comply with FDA and other regulatory requirements can result in sanctions applied to us and to our products. These sanctions include warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals to grant premarket approval or clearance, withdrawals of previously approved marketing applications, and criminal prosecution.

The FDA requirements for manufacturing, testing, and marketing vary depending upon whether a product is a drug, device, or biological product. There can be no assurance that we will obtain necessary FDA or foreign approvals or clearances on a timely basis, if at all, for any of our products under development. Delays in or failures to receive clearance or approval, as well as product recalls or warnings and related regulatory actions, can materially affect our operating results. In addition, our products are subject to pervasive and continuing regulation by the FDA and by state and local regulators, including postmarket surveillance and adverse event reporting requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission and by state and local regulators.

Drug and Biological Products.    We must obtain FDA approval in the United States and approval from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products, including biological products, intended for use by humans. These approvals do not ensure that a product will be commercially successful.

Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. We must satisfy numerous requirements, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. Pre-clinical studies and clinical trials are inherently unpredictable. Clinical trials can be delayed or halted for various reasons, including disagreements with the FDA over protocol design, the inability to enroll a sufficient quantity of patients in the clinical trials at the rate we expect, the inability to maintain a supply of the investigational drug in sufficient quantities to support the trial, the reporting of severe adverse side effects or fatalities during or following the trial or a finding during the trial that the drug is not effective for the particular indication being studied. Even if our clinical trials are successful, we may not secure authorization for the commercial sale of any new drugs or compounds for any application, or for existing drugs or compounds for new applications in the United States or any other country.

The FDA and foreign regulatory authorities have substantial discretion in the premarket approval process and may disagree with our interpretation of the data from our trials. Even if we do secure authorization, the FDA or a foreign regulatory authority may impose restrictions on the distribution of the product and may request that we conduct ongoing post-marketing studies of the product. In addition, the approved labeling may have significant labeling limitations that could affect our ability to market the product and, in turn, our profitability. For example, the FDA may require distribution to patients of a medication guide for prescription drug products that the FDA determines pose a serious and significant health concern, to provide information to patients on the safe and effective use of these products. The FDA’s approval of Schering-Plough’s pegylated interferon alfa-2b in combination with ribavirin included a requirement to conduct post-marketing studies, as well as a requirement to distribute a medication guide. Rebetron combination therapy, containing interferon alfa-2b in combination with ribavirin, is also distributed with a medication guide.

The lead product being developed by our subsidiary Circe Biomedical, Inc. (“Circe”) is currently regulated in the United States as a biological product. Following the completion of clinical studies, we will be required to submit and obtain approval from the FDA of a biologics license application covering the product and the facility in which it will be manufactured. The steps required for the development and approval of a biological product are substantially similar to the steps required for most pharmaceutical products. In addition, biological products may be subject to lot-by-lot confirmatory testing by the FDA prior to commercial distribution. Also, because the Circe product uses live animal cells, and because those cells may come into contact with human cells or tissue, we are subject to additional FDA guidance designed to prevent cross-species infection. For example, the FDA recommends that all sponsors of human clinical trials involving porcine tissue, including Circe, test for the presence of porcine endogenous retroviruses (“PERV”) in patient blood samples. We also must maintain lifelong monitoring of patients who have been treated with the product. If PERV or any other virus or infectious agent is detected, the FDA may require us to halt our clinical trials and perform additional tests to assess the risk to patients of infection. This is an emerging area of medical technology, and we cannot predict the content of future policy or regulations relating to products that rely on the use of live animal cells in the treatment of humans.

After a product is approved or licensed for marketing, it remains subject to extensive regulatory control, including FDA adverse event reporting requirements and FDA requirements governing product distribution, advertising, and promotion. In addition, as a result of our December 17, 2001, plea agreement, we are required to pre-clear with the FDA all of our public communications concerning any matter subject to FDA regulation. See “— We are involved in various legal proceedings that could adversely affect us.” Also, newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, or even in some instances revocation or withdrawal of the approval. For example, the approved labeling for Schering-Plough’s Rebetol includes strong warnings against the use of ribavirin by persons with cardiac disease and by women who are or may become pregnant.

The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture our products or our active ingredients for us. Pharmaceutical and biological manufacturing facilities must comply with applicable good manufacturing practice (“GMP”) standards, and manufacturers must invest substantial funds, time and effort to ensure full compliance with these standards. Failure to comply with GMPs or other applicable regulatory requirements can result in delays or suspensions of approvals, manufacturing interruptions, costly corrective actions, product seizures, injunctions and adverse publicity against us and our products and criminal prosecution.

Medical Devices.    We also manufacture and market medical devices that are subject to regulation by numerous regulatory bodies, including the FDA and comparable foreign agencies, and state and local governments. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices.

In the United States, we generally are required to obtain clearance of a premarket notification (“510(k) notification”) or approval of a pre-market approval application (“PMA”) from the FDA before we may begin distributing a new medical device. The FDA categorizes medical devices into one of three classifications, each subject to varying degrees of regulatory control. A device is classified into class I, II, or III on the basis of the controls deemed necessary to reasonably assure the safety and effectiveness of the device. Generally, class I devices are subject to general controls (e.g., labeling and adherence to manufacturing requirements), and class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, and patient registries). Class III devices, which typically are life-sustaining or life-supporting and implantable devices, or new devices that have been found not to be substantially equivalent to a legally marketed class I or II device, are subject to general controls and also require clinical testing to assure safety and effectiveness before FDA approval is obtained. The FDA also may require clinical testing of class I and II devices.

If a manufacturer can establish that a new device is “substantially equivalent” to a legally marketed class I or II device or to a legally marketed class III device that does not require premarket approval (a “predicate device”), the manufacturer may seek from FDA clearance to market the device by submitting a 510(k) notification. The 510(k) notification may need to be supported by appropriate data, including clinical data, establishing the claim of substantial equivalence. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.

If a manufacturer cannot establish that a proposed device is substantially equivalent to a predicate device, the manufacturer must seek premarket approval of the device through the submission of a PMA application supported by extensive data. The data generally must include preclinical and clinical trial data demonstrating that the device is safe and effective. If clinical trials are required and the device presents a “significant risk,” the manufacturer must file with FDA an investigational device exemption (“IDE”) application and receive FDA authorization prior to commencing trials in humans.

The FDA’s 510(k) clearance process usually takes from four to twelve months, but can last longer. The process of obtaining PMA approval is more costly and uncertain, and generally takes from one year to three years. To date, the FDA has deemed our laser system products eligible for the 510(k) clearance process. However, we cannot be sure that the FDA will not impose the more burdensome PMA approval process upon one or more of our future products, nor can we be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

We are also required to register with the FDA as a device manufacturer. As such, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, we are required to comply with various FDA requirements for labeling and promotion of our devices, and with various postmarket reporting requirements, including the need to inform FDA of reports of adverse events associated with the use of our devices. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us or any of our distributors. Finally, our laser products are subject to an additional set of provisions under the Radiation Control for Health and Safety Act (now part of the Federal Food, Drug, and Cosmetic Act) administered by the FDA’s Center for Devices and Radiological Health. This law requires laser manufacturers to file new product and annual reports and to maintain quality control, product testing and sales records, to incorporate certain design and operating features in lasers sold to end users pursuant to a performance standard, and to comply with labeling and certification requirements.

If competitors develop more effective or less costly drugs for our target indications, our business could be seriously harmed.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Ribavirin and many of the drugs that we are attempting to discover will be competing with new and existing therapies. Many companies in the United States and abroad are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of hepatitis C, hepatitis B, HIV and cancer. For example, F. Hoffmann-La Roche is developing a modified form of interferon, called pegylated interferon, for the treatment of hepatitis C which could compete with Ribapharm’s product. In addition, Human Genome Sciences, Inc. submitted an investigational new drug application with the FDA in October 2000 to initiate Phase I human clinical trials of Albuferon for the treatment of hepatitis C.

If pegylated interferon, Albuferon, Copegus or other therapies prove to be a more effective treatment for hepatitis C than the combination therapies or if the FDA approves any generic or other form of ribavirin, then Ribapharm’s royalty revenues from Schering-Plough could significantly decrease.

If Ribapharm cannot successfully develop or obtain future products, its growth may be delayed.

Ribapharm’s future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations or indications relating to products. Ribapharm is engaged in an active research and development program involving compounds owned by us or licensed from others which it may commercially develop in the future. Although Schering-Plough has received regulatory approvals for the sale of oral ribavirin for treatment of chronic hepatitis C in combination with Schering-Plough’s interferon alfa-2b and pegylated interferon alfa-2b, there can be no assurance that Ribapharm will be able to develop or acquire new products, obtain regulatory approvals to use these products for proposed or new clinical indications, manufacture its potential products in commercial volumes or gain market acceptance for such products. It may be necessary for Ribapharm to enter into other licensing agreements, similar to its agreement with Schering-Plough for ribavirin and F. Hoffmann-La Roche for Levovirin, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that Ribapharm will be successful in entering into any new licensing agreements on terms favorable to it or at all. We and Ribapharm have granted Schering-Plough an option or right of first/last refusal to license various compounds we or Ribapharm may develop.

Because we and Ribapharm rely on third-party manufacturers, we and Ribapharm are subject to risks outside our or Ribapharm’s control with respect to such manufacturers.

Ribapharm does not have the internal capability to manufacture pharmaceutical products. Schering-Plough manufactures the ribavirin sold under license from Ribapharm. Our and Ribapharm’s manufacturers are required to adhere to regulations enforced by the FDA. Our and Ribapharm’s dependence upon others to manufacture our and its products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Delays or difficulties with contract manufacturers in producing, packaging or distributing our and Ribapharm’s products could adversely affect the sales of ribavirin or introduction of other products.

In February 2001, Schering-Plough announced that the FDA has been conducting inspections of various Schering-Plough manufacturing facilities and issued reports citing deficiencies concerning compliance with current good manufacturing practices, primarily relating to production processes, controls and procedures. In June 2001, Schering-Plough announced that FDA inspections at some of these facilities in May and June 2001 cited continuing and additional deficiencies in manufacturing practices. In January 2002, Schering-Plough announced that it was in negotiations with the FDA for a consent decree to resolve the issues regarding the FDA inspections. Schering-Plough also announced that it recorded a $500 million reserve against a possible consent decree payment. While Schering-Plough has advised us that the deficiencies were not specifically applicable to the production of ribavirin, any deviations from good manufacturing practices can affect overall production at that facility. Schering-Plough’s ability to manufacture and ship ribavirin could be affected by temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues.

If the FDA is not satisfied with Schering-Plough’s responses and proposed corrective action, the FDA could take regulatory actions against Schering-Plough, including fines and other civil or criminal sanctions, the seizure of products, an injunction against further manufacture, a product recall or other actions that could interrupt production of ribavirin. Interruption of ribavirin production for a sustained period of time could materially reduce the royalty payments to Ribapharm.

USE OF PROCEEDS

The Selling Security Holders will receive all of the proceeds from the sale of the shares of ICN common stock, less any brokerage or other expenses of sale incurred by them. Certain of the Selling Security Holders who had cashlessly exercised options for shares of CoolTouch common stock prior to the closing of the Acquisition, will use a portion of the proceeds to satisfy U.S. withholding taxes on income and a portion to pay the exercise price of such options. These Selling Security Holders are arranging for Roth Capital Partners, LLC, a California limited liability company (“Roth”) that is a registered broker-dealer, to sell a sufficient number of shares of ICN common stock and remit the aforementioned amounts to CoolTouch. Roth will receive commissions for such sales not to exceed, in the aggregate, one percent (1%) of the proceeds of such sales. See “Plan of Distribution.” We will not receive any proceeds from the sale of the shares of ICN common stock offered hereby. See “Selling Security Holders.”

SELLING SECURITY HOLDERS

All of the shares of ICN common stock offered for sale under this prospectus by the Selling Security Holders (the “Offered Shares”) were acquired in connection with the Acquisition, pursuant to an Agreement and Plan of Reorganization dated January 18, 2002 (the “Acquisition Agreement”), by and between ICN and CoolTouch and an Escrow Agreement dated February 4, 2002 (the “Escrow Agreement”), by and among ICN, CoolTouch, American Stock Transfer & Trust Company, a New York corporation (“Escrow Agent”) and Roth (as representative for the CoolTouch shareholders). A total of twenty-two and one-half percent (22.5%) of the Offered Shares are being held in escrow; ten percent

(10%) are being held in escrow for a period ending August 21, 2002 to satisfy any ICN indemnity claims under the Acquisition Agreement, and the remaining twelve and one-half percent (12.5%) of the Offered Shares are being held by the Escrow Agent for the benefit of the Selling Security Holders, pending a final adjustment to the number of shares of ICN common stock issued as consideration in the Acquisition. The final adjustment could be upward or downward, based upon a net equity calculation reflected in CoolTouch’s audited closing date balance sheet and/or a revenue calculation for CoolTouch reflected in CoolTouch’s income statement for the year ended December 31, 2001 (verified as to revenue by accountants pursuant to an agreed-upon procedure as to revenue) and, in certain circumstances, based upon the market value of a share of ICN common stock. If additional shares of ICN common stock are issued, then they would be covered by a separate registration statement. However, all of the Offered Shares offered for sale pursuant to this prospectus are beneficially owned by the Selling Security Holders.

The Offered Shares represent approximately 0.57 percent of our outstanding common stock as of the date of this prospectus. Because the Selling Security Holders may sell all or some portion of the Offered Shares they beneficially own, and because of the final adjustment to the aggregate number of shares of ICN common stock issued as consideration in the Acquisition (as described in the foregoing paragraph), we cannot estimate the number of shares of ICN common stock that will be beneficially owned by the Selling Security Holders after this offering. In addition, subject to the Escrow Agreement, each Selling Security Holder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of ICN common stock beneficially owned by it, all or a portion of the shares of ICN common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.

The following table sets forth: (i) the number of shares of ICN common stock beneficially owned by each Selling Security Holder as of May 2, 2002 and (ii) the number of shares of ICN common stock to be offered hereby by each Selling Security Holder. The information set forth below is based on information provided by each Selling Security Holder. Except as set forth in the footnotes, none of the Selling Security Holders has had a material relationship with us within the past three years, other than as a result of the ownership of our shares or other of our securities.

Name of Selling Security Holder(1)	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(3)
	Number	Percent(2)
Roth Capital Partners, LLC	11,913	*	11,913
New Star Lasers, Inc.	158,417	*	158,417
Harold & Anne Stein, Joint with Right of Survivor	1,980	*	1,980
Esther Friedman	7,921	*	7,921
Arnold Goldman	5,743	*	5,743
Mitchel & Diane Goldman	10,520	*	10,520
Daniel S. Choy	792	*	792
Melvyn Braham	792	*	792
Robert A. Weiss and Margaret A. Weiss	7,327	*	7,327
Walter Solomon	792	*	792
Cedar Securities Company Limited	7,921	*	7,921

Name of Selling Security Holder(1)	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(3)
	Number	Percent(2)
Sigmund Weiss	1,584	*	1,584
Jonathan Herbert Scheff & Kimberly Jane Butterwick, Trustees of the Jonathan Herbert Scheff & Kimberly Jane Butterwick Family Trust	1,584	*	1,584
Theorem, L.L.C.	5,531	*	5,531
Ralf Schmidt	1,160	*	1,160
Antonius Beyer	1,160	*	1,160
Bruce J. Sand, M.D.	44,056	*	44,056
Michael Brewer	12,673	*	12,673
Michael Berry(4)	11,806	*	11,406
Dale Koop(4)(5)	38,631	*	38,631
Lars Isaacson(4)	18,975	*	18,975
Karen Luhman(4)	4,503	*	4,503
Anita Zacherl(4)	3,287	*	3,287
Stacey Gavis	113	*	113
Lisa Newman(4)	184	*	184
Kurt Lee(4)	6,380	*	6,380
Marcel Besse(4)	5,501	*	5,501
Mona Greene(4)	7,921	*	7,921
Steve Witt(4)	14,628	*	14,628
Sanders Ergas	619	*	619
AM Razo & Company	238	*	238
Ronald R. Maas	79	*	79
Ray Norberte	40	*	40
Sterling Credit Services, Inc.	40	*	40
Jonathan M. Baumgardner(4)	10,099	*	10,099
Nina L. Davis & James F. Davis, Trustees of Nina L. Davis & James F. Davis 1999 Family Trust(4)	14,456	*	14,456
The Harry Mittelman Revocable Living Trust Dated October 22, 1996(4)	22,748	*	22,748
Mintz Family Trust DTD 7-7-88(4)	5,463	*	5,463
Phil Koffman(4)	546	*	546
Sandhill Consulting Associates(4)	792	*	792
Gary Lask, M.D.(4)	1,584	*	1,584
Richard Fitzpatrick, M.D.(4)	4,753	*	4,753

Name of Selling Security Holder(1)	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(3)
	Number	Percent(2)
Mark G. Rubin, M.D.(4)	792	*	792
Roy Geronemus, M.D.(4)	1,584	*	1,584
W. Greg Chernoff, M.D.(4)	3,327	*	3,327
Michael Kulick, M.D.(4)	792	*	792
R. Scot Hunter(4)	1,584	*	1,584
Becky Cannady(4)	1,188	*	1,188
Brian Hayes(4)	1,782	*	1,782
David Carraway(4)	198	*	198
Richard F. Menefee(4)	3,564	*	3,564
David R. Hennings(4)	3,168	*	3,168
Donald V. Johnson(4)	198	*	198
Charles R. Delfin(4)	317	*	317
Perry O’Keefe(4)	475	*	475
Janis H. Wilson(4)	317	*	317
Jon M. Soderberg(4)	475	*	475
Veronique M. Breuning(4)	317	*	317
Dave Fullmer	16	*	16

Total	475,346		474,946

*	Less than one percent.
(1)
Such persons have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	Based on 83,816,672 total shares outstanding as of April 9, 2002.
(3)
For each Selling Security Holder, assumes that all of the shares covered by the prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holders.

(4)
Such Selling Security Holder intends to arrange for Roth to sell its Offered Shares and remit certain of the proceeds to CoolTouch in payment of the exercise price of, and in certain cases, withholding taxes with respect to, options of CoolTouch that he/she cashlessly exercised prior to closing of the Acquisition.

(5)	Prior to the Acquisition, Mr. Koop was the President of CoolTouch. Mr. Koop is currently an employee of ICN.

We are registering the Offered Shares for resale in accordance with certain registration rights granted the Selling Security Holders. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the Selling Security Holders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the Selling Security Holders. In addition, we have agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The Selling Security Holders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

The Selling Security Holders may from time to time sell all or a portion of the ICN common stock offered by the Selling Security Holders hereby in transactions at prevailing market prices on the New York Stock Exchange, in privately negotiated transactions at negotiated prices, or in a combination of such methods of sale. The Selling Security Holders may sell the securities offered hereby to purchasers directly or may from time to time offer the securities through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers of the securities for whom they may act as agents. The Selling Security Holders and any persons who participate in the sale of the securities offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from any registration or qualification requirement is available and the requirements have been satisfied.

Any dealer or broker participating in any distribution of the ICN common stock offered hereby may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of such ICN common stock from or through this dealer or broker. We have advised the Selling Security Holders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the Offered Shares. With certain exceptions, Regulation M precludes a selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the ICN common stock.

We will not receive any of the proceeds from the Selling Security Holders’ sale of our common stock. This registration statement will remain effective until the earlier of (a) the date when all of the shares registered by this registration statement have been distributed to the public, or (b) the first anniversary of the effective date of this registration statement. In the event that any shares registered by this registration statement remain unsold at the end of such period, we may file a post-effective amendment to the registration statement for the purpose of deregistering any such unsold shares.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Coudert Brothers LLP, New York, New York. Gregory Keever, Esq., our Executive Vice President, General Counsel and Secretary, is a member of the law firm of Coudert Brothers LLP.

EXPERTS

The financial statements and schedule incorporated in this prospectus by reference to the Annual Report on Form 10–K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Additionally, Ribapharm, formerly one of our wholly-owned subsidiaries, has filed a registration statement and amendments thereto with the SEC in connection with the Ribapharm Offering. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at l-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. Each of our and Ribapharm’s common stock is traded on the New York Stock Exchange. You may inspect reports and other information concerning us or Ribapharm at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act, with respect to the securities covered by this prospectus. Some of the information that you may want to consider in deciding whether to invest in the ICN common stock is not included in this prospectus, but rather is incorporated by reference to certain reports which we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings (File No. 1-11397)	Period Covered or Date of Filing
Annual Report on Form 10-K, including any amendment or report filed for the purpose of updating such filing.	Year ended December 31, 2001 filed on March 27, 2002, as amended on April 29, 2002.

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement.
After the date of initial filing of this registration statement and prior to its effectiveness.

Our SEC Filings (File No. 1-11397)	Period Covered or Date of Filing
Description of ICN common stock contained in Registration Statement on Form S-4 (and any amendment or report filed for the purpose of updating such description).	Filed on September 30, 1994.

Current Reports on Form 8-K.	February 27, 2002, April 17, 2002 and May 2, 2002.

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until such date as this registration statement is no longer effective, pursuant to the terms hereof.	After the date of this prospectus.

You may request a copy of each ICN filing at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the sale and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee:

SEC registration fee	$1,685
Accounting fees and expenses	10,000
Legal fees and expenses	20,000
Miscellaneous expenses	10,000

Total	$41,685

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify its directors and officers, as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than in connection with actions by or in the right of the corporation (a “derivative action”), if an indemnified party acted in good faith and in a manner such indemnified party reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that a corporation may only indemnify an indemnified party for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such derivative action. Additionally, in the context of a derivative action, DGCL Section 145 requires court approval before there can be any indemnification where an indemnified party has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification arrangements that may be granted pursuant to a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or (iv) any transaction from which the director derived an improper personal benefit.

The Certificate of Incorporation and By-Laws of the Company provide that directors and officers of the Company shall not, to the fullest extent permitted by the DGCL, be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as the case may be. The Certificate of Incorporation and By-Laws of the Company also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors and officers, then the liability of the directors and officers of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as a director or officer of the Company or an affiliate of the Company.

The Company maintains directors’ and officers’ liability insurance, under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which directors and officers are parties by reason of being or have been directors or officers of the Company, as the case may be.

In connection with this offering, certain of the Selling Security Holders have agreed to indemnify the Company, its directors and officers and each such person who controls the Company, against any and all liability arising from inaccurate information provided to the Company by such Selling Security Holders and made in this registration statement and the prospectus contained herein, and in any amendments or supplements to such registration statement or prospectus.

Item 16.    Exhibits

Number	Description

4.1
Amended and Restated Certificate of Incorporation of Registrant, previously filed as Exhibit 3.1 to Registration Statement 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger, dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.

4.2	Bylaws of the Registrant.

5.1	Opinion of Coudert Brothers LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Coudert Brothers LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

Item 17.    Undertakings

The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on May 2, 2002.

ICN PHARMACEUTICALS, INC.
By:	/S/ MILAN PANIC
	Name:	Milan Panic
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of John Giordani and Gregory Keever, Esq., acting severally, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by irtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MILAN PANIC Milan Panic	Chairman of the Board and CEO (Principal Executive Officer)	May 2, 2002

/S/ JOHN GIORDANI John Giordani	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 2, 2002

Adam Jerney	Director, President and Chief Operating Officer	April __, 2002

Norman Barker, Jr.	Director	April __, 2002

Signature	Title	Date

/S/ BIRCH E. BAYH Senator Birch E. Bayh, Esq.	Director	April 29, 2002

Edward A. Burkhardt	Director	April __, 2002

/S/ ABRAHAM E. COHEN Abraham E. Cohen	Director	April 29, 2002

Ronald R. Fogleman	Director	April __, 2002

/S/ RODERICK HILLS Roderick Hills	Director	April 29, 2002

Jean-Francois Kurz	Director	April __, 2002

/S/ STEVEN J. LEE Steven J. Lee	Director	April 29, 2002

/S/ STEPHEN D. MOSES Stephen D. Moses	Director	April 29, 2002

/S/ ROSEMARY TOMICH Rosemary Tomich	Director	April 29, 2002

EXHIBIT INDEX

Number	Description	Sequentially Numbered Page
4.1
Amended and Restated Certificate of Incorporation of Registrant, previously filed as Exhibit 3.1 to Registration Statement 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger, dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.

4.2	Bylaws of the Registrant.

5.1	Opinion of Coudert Brothers LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Coudert Brothers LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).